Exhibit 99.1

GCL Global Holdings Ltd
(an exempted company incorporated in the Cayman Islands with limited liability)
(NASDAQ: GCL)

NOTICE OF 2026 EXTRAORDINARY GENERAL MEETING
to be held on August 7, 2026
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN THAT the 2026 extraordinary general meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the shares (the “Ordinary Shares”) of GCL Global Holdings Ltd (the “Company”) will be held on August 7, 2026, at 9:00 a.m., Singapore time, at 29 Tai Seng Ave., #02-01, Singapore., and at any adjourned or postponed meeting thereof.

Shareholders may also attend the meeting virtually via Zoom conference call at https://us02web.zoom.us/j/83883101491?pwd=I5CTOo5iLiFWWrGtn11alzoPpauHzV.1

(Meeting ID: 838 8310 1491, Passcode: 0726).

Holders of the Company’s Ordinary Shares will receive the meeting passcode together with this notice and the accompanying proxy form.

The Meeting and any or all adjournments thereof will be held for the Shareholders to consider and, if thought fit, approve the following proposals:

Proposal 1: The Authorisation of Implementation of Consolidation of the Company’s Ordinary Shares by the Board of Directors and Change in Authorised Share Capital

AS AN ORDINARY RESOLUTION:

“THAT:

(a)         granting authority to the board of directors of the Company (the “Board of Directors”) in its sole discretion, without further action by the shareholders of the Company, to determine a consolidation ratio (the “Final RS Ratio”) and effectuate consolidation of all of the authorised (including the issued and unissued) shares of the Company (collectively, the “Shares”) at any one time within a period of 9 months of obtaining the requisite shareholder approval for the Share Consolidation (as defined below) at the consolidation ratio and effective time as the Board of Directors may determine in its sole discretion (the “Effective Time”), provided that the consolidation ratio for such share consolidation (the “Share Consolidation”) shall not be less than 10:1 nor greater than 30:1 (the “Maximum RS Ratio” and each ratio within the range and including the Maximum RS Ratio, a “RS Ratio”), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association;

(b)         subject to and conditional upon the implementation of the Share Consolidation and the Directors’ determination of the Final RS Ratio, the alteration of the authorised share capital of the Company from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to the consolidated authorised share capital resulting from the Share Consolidation (the “Consolidated Authorised Share Capital”), being US$50,000 divided into:

-     not more than 50,000,000 Ordinary Shares of par value US$0.001 each (for an RS Ratio of 10:1); and

-     not fewer than 16,666,667 Ordinary Shares of par value US$0.003 each (for an RS Ratio of 30:1),

with the final number of authorised shares and par value per share to be determined by reference to the Final RS Ratio, such alteration to take effect from the Effective Time;

(c)         the register of members of the Company be updated to reflect the foregoing resolutions; and

(d)         no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, any fractional share be rounded to the nearest whole share at the participant level.”

Proposal 2: The Increase in the Authorised Share Capital and the Number of Authorised Ordinary Shares

AS AN ORDINARY RESOLUTION:

“THAT, subject to and conditional upon the implementation of the Share Consolidation, immediately following the Share Consolidation at the Final RS Ratio determined by the Directors, an increase in the authorised share capital of the Company from the Consolidated Authorised Share Capital to such amount as corresponds to the Final RS Ratio determined by the Directors, being:

(a)         not less than US$500,000 divided into 500,000,000 Ordinary Shares of par value US$0.001 each; and

(b)         not more than US$1,500,000 divided into 500,000,000 Ordinary Shares of par value US$0.003 each,

with the number of Ordinary Shares which the Company is authorised to issue remaining at 500,000,000 and the par value of each Ordinary Share being determined by reference to the Final RS Ratio (the “Authorised Share Capital Increase”), such increase to take effect from the Effective Time.”

Proposal 3: The Adoption of the Amended and Restated Memorandum and Articles of Association

AS A SPECIAL RESOLUTION:

“THAT:

(a)          subject to and immediately following the Authorised Share Capital Increase, an amended and restated memorandum and articles of association (the “AR M&A”) be and hereby adopted in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Authorised Share Capital Increase following the relevant Share Consolidation upon its effectiveness; and

(b)          the registered office provider of the Company be and is hereby authorised to file a notice of the change in authorised share capital and the AR M&A with the Registrar of Companies within 15 days of the adoption of the AR M&A.”

Proposal 4: Adjournment of the Meeting and General Shareholder Authorisations

AS ORDINARY RESOLUTION:

“THAT:

(a)         an adjournment of the Meeting to a later date or dates or sine die, if necessary, be approved in order to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions;

(b)         (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorised to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.”

In addition, the Meeting will transact any other business properly brought before it.

The resolutions put to the vote at the Meeting will be decided by poll.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in person. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

A Shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that Shareholder. Such proxyholder need not be a member. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy (the “Proxy Form”) in accordance with the instructions set out in the form of proxy card and in the proxy statement accompanying this notice and (i) submit it online in accordance with the instruction on your proxy card or voting instruction form, or (ii) mail or email it to:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Attn: Karen Smith
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

The Proxy Form must be received by the Company before 11:59 p.m. U.S. Eastern Time (EDT) on Wednesday, 5 August 2026 (being 11:59 a.m. Singapore Time (SGT) on Thursday, 6 August 2026), or any adjourned meeting.

The foregoing items of business are described in the proxy statement accompanying this notice. Shareholders may obtain a copy of the proxy materials, as well as the Company’s latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, on the Company’s website at https://ir.gclglobalholdings.com/. A copy of the proxy materials will also be made available at https://www.cstproxy.com/gclglobalholdings/2026.

The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the proposals.

The Board of Directors has fixed the close of business on July 20, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. As of the Record Date, there were 130,135,432 Ordinary Shares issued and outstanding and entitled to vote. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about July 27, 2026.

By Order of the Board of Directors,

/s/ Sebastian Toke
Sebastian Toke
Group CEO and Director
Singapore
July 23, 2026

GCL Global Holdings Ltd
2026 EXTRAORDINARY GENERAL MEETING
August 7, 2026
9:00 a.m., Singapore time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of GCL Global Holdings Ltd (the “Company”) is soliciting proxies for the 2026 extraordinary general meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the shares (collectively, the “Ordinary Shares”) of the Company to be held on August 7, 2026, at 9:00 a.m., Singapore time, at 29 Tai Seng Ave., #02-01, Singapore.

Shareholders may also attend the meeting virtually via Zoom conference call at https://us02web.zoom.us/j/83883101491?pwd=I5CTOo5iLiFWWrGtn11alzoPpauHzV.1

(Meeting ID: 838 8310 1491, Passcode: 0726).

Only holders of Ordinary Shares of the Company of record at the close of business on July 20, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorised representative, representing not less than one-third of the outstanding Ordinary Shares of the Company carrying the right to vote at the Meeting, shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of an Ordinary Share shall be entitled to one (1) vote per share.

PROPOSALS TO BE VOTED ON

1.           A proposal to, by ordinary resolution:

(a)         grant authority to the board of directors of the Company (the “Board of Directors”) in its sole discretion, without further action by the shareholders of the Company, to determine a consolidation ratio (the “Final RS Ratio”) and effectuate consolidation of all of the authorised (including the issued and unissued) shares of the Company (collectively, the “Shares”) at any one time within a period of 9 months of obtaining the requisite shareholder approval for the Share Consolidation (as defined below) at the consolidation ratio and effective time as the Board of Directors may determine in its sole discretion (the “Effective Time”), provided that the consolidation ratio for such share consolidation (the “Share Consolidation”) shall not be less than 10:1 nor greater than 30:1 (the “Maximum RS Ratio” and each ratio within the range and including the Maximum RS Ratio, a “RS Ratio”), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association;

(b)         approve, subject to and conditional upon the implementation of the Share Consolidation and the Directors’ determination of the Final RS Ratio, the alteration of the authorised share capital of the Company from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to the consolidated authorised share capital resulting from the Share Consolidation (the “Consolidated Authorised Share Capital”), being US$50,000 divided into:

-             not more than 50,000,000 Ordinary Shares of par value US$0.001 each (for an RS Ratio of 10:1); and

-             not fewer than 16,666,667 Ordinary Shares of par value US$0.003 each (for an RS Ratio of 30:1),

with the final number of authorised shares and par value per share to be determined by reference to the Final RS Ratio, such alteration to take effect from the Effective Time;

(c)         approve an update to the register of members of the Company reflecting the foregoing resolutions; and

(d)         note that no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, any fractional share be rounded to the nearest whole share at the participant level.

2.           A proposal to approve, by ordinary resolution, subject to and conditional upon the implementation of the Share Consolidation, immediately following the Share Consolidation at the Final RS Ratio determined by the Directors, an increase in the authorised share capital of the Company from the Consolidated Authorised Share Capital to such amount as corresponds to the Final RS Ratio determined by the Directors, being:

(a)         not less than US$500,000 divided into 500,000,000 Ordinary Shares of par value US$0.001 each; and

(b)         not more than US$1,500,000 divided into 500,000,000 Ordinary Shares of par value US$0.003 each,

with the number of Ordinary Shares which the Company is authorised to issue remaining at 500,000,000 and the par value of each Ordinary Share being determined by reference to the Final RS Ratio (the “Authorised Share Capital Increase”), such increase to take effect from the Effective Time.

3.           A proposal to approve, by special resolution:

(a)         subject to and immediately following the Authorised Share Capital Increase, the Company adopting an amended and restated memorandum and articles of association (the “AR M&A”) in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Authorised Share Capital Increase following the relevant Share Consolidation upon its effectiveness; and

(b)         the registered office provider of the Company filing a notice of the change in authorised share capital and the AR M&A with the Registrar of Companies within 15 days of the adoption of the AR M&A;

4.           A proposal to, by ordinary resolution,:

(a)         adjourn, by ordinary resolution, the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals; and

(b)         approve that (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorised to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–5.

QUORUM AND VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

The quorum for the Meeting is the holders representing not less than one-third of the outstanding Ordinary Shares of the Company carrying the right to vote at the Meeting, being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.

Shareholders entitled to vote at the Meeting may do so in person at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and (i) submit it online in accordance with the instruction on your proxy card or voting instruction form, or (ii) mail or email it to:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Attn: Karen Smith
Toll Free: (877) 870-8565
Collect: (206) 870-8565

Each holder of an Ordinary Share shall be entitled to one (1) vote per share.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

PROPOSAL NO. 1

the AUTHORIsATION OF IMPLEMENTATION OF CONSOLIDATION of the
Company’s Ordinary Shares by the board of directors

The Board of Directors of has approved, and has directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, for the Board of Directors in its sole discretion, without further action by the shareholders, to determine a consolidation ratio and effectuate consolidation of all of the authorised shares of the Company within 9 months of obtaining the requisite shareholder approval for the Share Consolidation (as defined below), with the Board of Directors having the sole discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), provided that all such consolidation(s) implemented pursuant to this authorisation shall, in the aggregate, not be less than not be less than 10:1 nor greater than 30:1.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, that:

(a)         granting authority to the board of directors of the Company (the “Board of Directors”) in its sole discretion, without further action by the shareholders of the Company, to determine a consolidation ratio (the “Final RS Ratio”) and effectuate consolidation of all of the authorised (including the issued and unissued) shares of the Company (collectively, the “Shares”) at any one time within a period of 9 months of obtaining the requisite shareholder approval for the Share Consolidation (as defined below) at the consolidation ratio and effective time as the Board of Directors may determine in its sole discretion (the “Effective Time”), provided that the consolidation ratio for such share consolidation (the “Share Consolidation”) shall not be less than 10:1 nor greater than 30:1 (the “Maximum RS Ratio” and each ratio within the range and including the Maximum RS Ratio, a “RS Ratio”), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association;

(b)         subject to and conditional upon the implementation of the Share Consolidation and the Directors’ determination of the Final RS Ratio, the alteration of the authorised share capital of the Company from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to the consolidated authorised share capital resulting from the Share Consolidation (the “Consolidated Authorised Share Capital”), being US$50,000 divided into:

-     not more than 50,000,000 Ordinary Shares of par value US$0.001 each (for an RS Ratio of 10:1); and

-     not fewer than 16,666,667 Ordinary Shares of par value US$0.003 each (for an RS Ratio of 30:1),

with the final number of authorised shares and par value per share to be determined by reference to the Final RS Ratio, such alteration to take effect from the Effective Time;

(c)         the register of members of the Company be updated to reflect the foregoing resolutions; and

(d)         no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, any fractional share be rounded to the nearest whole share at the participant level.”

Vote Required for Approval

The approval of Proposal No. 1 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The authorisation of implementation of consolidation of the Company’s Ordinary Shares by the Board of Directors will become effective upon approval of our Shareholders.

The Share Consolidation(s) would apply to all authorised shares of the Company, including both issued and unissued Ordinary Shares, and would be completed on a proportional basis. As a result, the numbers of Ordinary Shares held by our Shareholders, following any Share Consolidation, would be proportionally reduced without affecting the voting powers and interests of our current Shareholders.

The primary motivation for the proposed Share Consolidations is to help the Company comply with the listing requirements by Nasdaq related to the minimum bid price and to provide the Company with better flexibility to effectuate any Share Consolidation through the approvals of the Board of Directors, as the Board of Directors may deem in the best interest of the Company. While any reverse stock split is expected to increase the stock price of the Company’s Ordinary Shares in the short term immediately following any Share Consolidation, there is no guarantee that the stock price will remain above these required levels. The price may still fluctuate or decrease over time, and market conditions or other factors could cause the price to dip below the minimum bid price, despite any Share Consolidation. Therefore, the Company cannot guarantee that the reverse stock split will effectively resolve Nasdaq’s minimum bid price issues in the long term.

The Board of Directors is acting proactively to ensure that the Company is in compliance with all applicable listing standards, but there is no guarantee that Share Consolidation(s), if effectuated, will prevent future trading price fluctuations or Nasdaq compliance issues.

The Share Consolidation will become effective upon the Board of Directors passing a resolution to determine the Final RS Ratio being the Effective Time and subject to approval of our Shareholders.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
the AUTHORIZATION OF IMPLEMENTATION OF CONSOLIDATION of the
Company’s Ordinary Shares by the board of directors

PROPOSAL NO. 2

INCREASE IN THE AUTHORIsED SHARE CAPITAL AND THE number of
authorised ordinary shares

The Board of Directors has approved, and has directed that there be submitted to the shareholders of the Company for approval, by ordinary resolution, if the Share Consolidation is implemented by the Board of Directors pursuant to the authority granted under Proposal No. 1, immediately after the Share Consolidation at the Final RS Ratio determined by the Directors, the increase of the authorised share capital of the Company from the Consolidated Authorised Share to such amount as corresponds to the Final RS Ratio determined by the Directors, being:

(a)  not less than US$500,000 divided into 500,000,000 Ordinary Shares of par value US$0.001 each; and

(b)  not more than US$1,500,000 divided into 500,000,000 Ordinary Shares of par value US$0.003 each,

with the number of Ordinary Shares which the Company is authorised to issue remaining at 500,000,000 and the par value of each Ordinary Share being determined by reference to the Final RS Ratio with effect from the Effective Time.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, that, subject to and conditional upon the implementation of the Share Consolidation, immediately following the Share Consolidation at the Final RS Ratio determined by the Directors, an increase in the authorised share capital of the Company from the Consolidated Authorised Share Capital to such amount as corresponds to the Final RS Ratio determined by the Directors, being:

(a)  not less than US$500,000 divided into 500,000,000 Ordinary Shares of par value US$0.001 each; and

(b)  not more than US$1,500,000 divided into 500,000,000 Ordinary Shares of par value US$0.003 each,

with the number of Ordinary Shares which the Company is authorised to issue remaining at 500,000,000 and the par value of each Ordinary Share being determined by reference to the Final RS Ratio (the “Authorised Share Capital Increase”), such increase to take effect from the Effective Time.”

Vote Required for Approval

The approval of Proposal No. 2 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a simple majority of the Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Authorised Share Capital Increase will become effective from the Effective Time subject to approval of our shareholders.

The availability of additional authorised but unissued Ordinary Shares could, in the future, result in dilution if additional shares are issued. This could affect the Company’s earnings per share, book value per share, and the relative voting power and interest of current shareholders, should the Company issue new shares in the future. The Company may issue new shares for a variety of reasons, including but not limited to, capital raising efforts, acquisitions, or other corporate purposes.

In addition, the availability of additional shares of Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE INCREASE IN THE AUTHORIsED SHARE CAPITAL AND THE number of authorised ordinary shares

PROPOSAL NO. 3

THE ADOPTION OF AN AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION to reflect any share consolidation upon its effectiveness

The board of directors has approved, and has directed that there be submitted to the shareholders of the company for approval, as a special resolution, subject to and immediately following the Authorised Share Capital Increase, the Company adopting an amended and restated memorandum and articles of association, in substitution for, and to the entire exclusion of, the Company’s then existing amended and restated memorandum and articles of association, to reflect the Authorised Share Capital Increase following the relevant Share Consolidation upon itsproposals.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS a special RESOLUTION, that,

(a)         subject to and immediately following the Authorised Share Capital Increase, an amended and restated memorandum and articles of association (the “AR M&A”) be and hereby adopted in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Authorised Share Capital Increase following the relevant Share Consolidation upon its effectiveness; and

(b)         the registered office provider of the Company be and is hereby authorised to file a notice of the change in authorised share capital and the AR M&A with the Registrar of Companies within 15 days of the adoption of the AR M&A.”

Vote Required for Approval

The approval of Proposal No. 3 requires a special resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of a majority of not less than two thirds (2/3) of the holders of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

The adoption of the amended and restated memorandum and articles of association will become effective from the Effective Time subject to approval of our shareholders and the Authorised Share Capital Increase.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF AN AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION to reflect any share consolidation upon its effectiveness

PROPOSAL NO. 4

AdJOURNMENT OF THE MEETING AND GENERAL SHAREHOLDER AUTHORISATIONS

The board of directors has approved, and has directed that there be submitted to the shareholders of the Company for approval to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Vote Required for Approval

The approval of Proposal No. 4 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION,:

(a)  to adjourn the meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions; and

(b)  that the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorised to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.”

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AdJOURNMENT OF THE MEETING AND GENERAL SHAREHOLDER AUTHORISATIONS

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
July 23, 2026	/s/ Sebastian Toke
Sebastian Toke
Group CEO and Director